Exhibit 99.1

ANNOUNCEMENT TO THE MARKET

Itaúsa and Itaú Unibanco included again in the Dow Jones Sustainability World Index 2019/2020 (DJSI World)

Itaúsa – Investimentos Itaú S.A. and Itaú Unibanco Holding S.A. announce to their stockholders and the market in general that they have been selected for the 16th and 20th consecutive time, respectively, to compose the Dow Jones Sustainability World Index (DJSI World) in its 2019/2020 edition. Itaú Unibanco is the only Latin American bank to be part of this index since its creation in 1999.

DJSI World comprises companies that are global leaders in sustainability, representing 10% of the 2,500 largest companies of the S&P Global BMI index with the best rating in long-term economic, environmental and social factors. The new portfolio includes 318 companies from 27 countries from the Americas, Europe, Asia, Africa and Oceania, representing 24 economic segments. Of these companies, only seven are Brazilian.

Itaú Unibanco and Itaúsa, in this edition, obtained the best rating, in the respective segments in which they operate, in the Environmental Reporting, Policy Influence, Financial Stability and Systemic Risk, Anti-crime Policy & Measures and Financial Inclusion categories.

Additionally, Itaúsa and Itaú Unibanco have been selected to compose the portfolio of the Dow Jones Sustainability Emerging Markets Index.

The participation in the DJSI World reflects the long-term commitments of Itaúsa and Itaú Unibanco to the ethical conduction of business, transparency, compliance with laws, corporate governance and creation of sustainable value, which are shared among employees, clients, stockholders and society.

São Paulo, September 16, 2019.

ALFREDO EGYDIO SETUBAL
CEO and Investor Relations Officer
ITAÚSA – INVESTIMENTOS ITAÚ S.A.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations
ITAÚ UNIBANCO HOLDING S.A.